SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form  20-F  ☒    Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated December 20, 2006 “Ericsson to acquire Redback Networks”

Press Release December 20, 2006

Ericsson to acquire Redback Networks

Ericsson (NASDAQ:ERIC) and Redback Networks Inc. (NASDAQ:RBAK) have today announced that they have signed a definitive agreement under which Ericsson will acquire Redback for USD 25.00 per share, or an aggregate price of approximately USD 1.9 billion. The offer represents a premium of 60 percent to Redback’s 90-day volume weighted average stock price.

•	Ericsson offers USD 25.00 per share in cash

•	A total consideration of USD 1.9 b. after deduction of net cash

•	Cash transaction to be internally funded

•	Redback brings leading IP edge technology, critical in IP networks

•	Expands Ericsson’s IP market presence and growth opportunities

•	Expands Ericsson’s leadership in next generation IP networks

Redback was founded 1996 in San Jose, CA, the heart of Silicon Valley and listed on NASDAQ in 1998. Redback has over 700 carrier customers in more than 80 countries and employs about 800 people, including 500 R&D engineers. Fifteen of the top 20 telephone carriers worldwide use Redback’s technology, including broadband routers to manage IP-based data, voice and video services.

Redback has a strong position in multi-service edge routing technology, which helps carriers deliver broadband, telephone, TV and mobility services over internet-based infrastructures. The company grew sales 33 percent for full year 2005 and 87 percent for the first nine months of 2006 to USD 197 m.

Carl-Henric Svanberg, president and CEO, Ericsson, says: “The combined strengths of both companies will create significant value for customers and shareholders and exciting opportunities for employees. The pace of IP deployment is accelerating as operators move to all-IP converged networks, in which quality of service requires increasingly intelligent routers with higher capacity.”

The ongoing and rapid build out of mobile and fixed broadband networks has led to the introduction of new IP-based services, such as VoIP, IPTV, and video-on-demand. These applications demand a very high quality of service and existing broadband networks lack the bandwidth and management tools to deliver these services in a reliable way.

Telecom grade performance is the essence of Ericsson’s end-to-end offering, and with the growing importance of IP-based services it is key to have our own IP routing technology as a fundamental part of Ericsson’s offering.

“The combination of Redback’s intelligent routing technology and our leading IMS (IP Multimedia Subsystem), optical transport and broadband access puts Ericsson in a leading position with end-to-end IP solutions for both fixed and mobile operators,” adds Svanberg.

We see numerous expansion opportunities upgrading networks in the future, leveraging Ericsson’s ongoing R&D initiatives, broadband product portfolio and the well-established market presence of Redback’s router technology and IP competence.

Svanberg concludes: “This transaction is consistent with our strategy of organic growth complemented with bolt-on acquisitions that speed our time to market and strengthen our competitive position. Redback brings leading IP routing technology, market presence and very competent R&D personnel that when added to Ericsson creates a very powerful and unique offering to our customers.”

Kevin DeNuccio, president and CEO, Redback, says: “This agreement is about accelerating market growth, integrating IP routing and mobility expertise and shaping the future of next generation networks. Video changes everything about networks today. Redback is the acknowledged technology leader delivering broadband, phone, video and mobility services over internet-based infrastructures.”

Upon completion of this transaction, Redback will become a wholly owned subsidiary of Ericsson, and will become a cornerstone of Ericsson’s IP routing platforms and solutions. Ericsson intends to maintain Redback’s offices and facilities in San Jose, CA and elsewhere.

Ericsson continues to increase its investments in next generation networks. The acquisition offers time and cost synergies and is expected to be accretive from 2008, excluding possible non-cash charges relating to amortization associated with acquired intangibles. The transaction will be slightly dilutive in 2007 mainly due to one-time costs associated with the transaction.

The acquisition will be conducted by means of a tender offer for all of the outstanding shares of Redback. The board of directors of Redback has unanimously recommended that the shareholders of Redback accept the offer. Completion of the transaction is subject to acceptance by shareholders and regulatory approvals and is expected before the end of February 2007.

The offer, which is expected to commence within the next week, will be subject to customary conditions, including anti-trust and other regulatory clearances and the acquisition by Ericsson of a majority of Redback’s shares.

Holders of approximately 22 percent of the outstanding shares of Redback have agreed to tender their shares in the offer and to vote their shares in favor of the merger agreement and against any other transaction, subject to the provisions of the agreement.

Citigroup and SEB Enskilda are acting as Ericsson’s financial advisors in the transaction.

NOTES TO EDITORS:

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 9am (CET), December 20.

A conference call for investors and analysts will begin at 3pm (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Ericsson Media Relations

Phone: +46 70 222 7744, +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 0858

E-mail: investor.relations.se@ericsson.com

Investor Relations, North America

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

Redback Networks

Media

Doug Wills

Phone: +1 408 750 5038

E-mail: dwills@redback.com

Investor Relations

Phone: +1 408 750 5505

E-mail: investor_relations@redback.com

About Redback Networks Inc.

Redback Networks Inc. manages 50 million broadband connections for 15 of the top 20 telephone carriers worldwide. Redback’s multi-service routing platform delivers next generation broadband services such as VoIP, IPTV and video-on-demand. Redback Networks has more than 500 carrier customers worldwide and is based in San Jose, CA. In 2006, Redback marks its 10 year anniversary, celebrating ten years of broadband innovation. For more information, visit Redback Networks at www.redback.com.

Legal statements

The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Redback. At the time the tender offer is commenced, Redback Acquisition Corporation and Ericsson intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Redback intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Redback Acquisition Corporation, Ericsson and Redback intend to mail these documents to the shareholders of Redback. These documents will contain important information about the tender offer and stockholders of Redback are urged to read them carefully when they become available. Shareholders of Redback will be able to obtain a free copy of these documents (when they become available) at http://www.ericsson.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Ericsson by contacting Ericsson and Redback.

Forward looking statement

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Ericsson’s and Redback’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Redback into Ericsson’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Redback; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Redback’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005. Redback and Ericsson are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 20, 2006